Exhibit 99.1

Algoma Steel Upsizes ABL Credit Facility and Extends Maturity Date to 2028

May 25, 2023

SAULT STE. MARIE, Ontario, May 25, 2023 (GLOBE NEWSWIRE) — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced that it has successfully upsized its senior secured asset-based revolving credit facility (“ABL Credit Facility”) from US$250 million to US$300 million and extended the term of the ABL Credit Facility to May, 2028.

The interest rate on the ABL Credit Facility will be based on the Secured Overnight Financing Rate (SOFR) plus a credit spread adjustment of 10 basis points plus an applicable margin, which will vary depending on usage.

Rajat Marwah, Algoma’s Chief Financial Officer, commented, “With this new ABL Credit Facility, we have strengthened our liquidity, extended the maturity out five years and increased our financial flexibility. The financial terms reflect Algoma’s prudent financing strategy and strength of our business and cash flow profile through market cycles. We remain laser-focused on creating and delivering long-term shareholder value as we execute our transition to electric arc steelmaking to become one of North America’s leading providers of green steel.”

With the closing of this transaction, Algoma has approximately US$260 million of unused availability on the ABL Credit Facility with existing usage primarily related to letters of credit. The ABL Credit Facility can be used to fund working capital needs, general corporate purposes and strategic growth initiatives.

Wells Fargo Capital Finance Corporation Canada is acting as the administrative agent with Bank of Montreal alongside, as joint lead arranger and joint bookrunner. Goodmans LLP represented Algoma in the transaction.

About Algoma Steel Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding Algoma’s strategic objectives, completion of Algoma’s EAF project, and the anticipated impact of Algoma’s EAF project and its plate mill modernization project and Algoma’s future financial performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward- looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s Annual Report on Form 20-F, filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR profile at www.sedar.com) and with the SEC (available at www.sec.gov), as well as in Algoma’s current reports with the OSC and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward- looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc. Phone: 705.945.3300

E-mail: IR@algoma.com